                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      WELLS-GARDNER ELECTRONICS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    949765101
      --------------------------------------------------------------------
                                 (CUSIP Number)

                             David J. Kaufman, Esq.
                              Katten Muchin & Zavis
                            525 W. Monroe, Suite 1600
                             Chicago, IL 60661-3693
                          Phone Number: (312) 902-5200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 9, 1998
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 949765101                                           PAGE 2 OF 19 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Randall S. Wells
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                      96,608
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     705,054
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                      96,608
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        840,112
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 949765101                                           PAGE 3 OF 19 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Anthony Spier
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                      116,318
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      685,344
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     116,318
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        862,912
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 949765101                                           PAGE 4 OF 19 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John R. Blouin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                      21,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     780,162
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                      21,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        811,409
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 949765101                                           PAGE 5 OF 19 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James Industries, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                      0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     801,662
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                      0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        801,662
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 949765101                                           PAGE 6 OF 19 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James J. Roberts, Jr., individually and as trustee of the James J. Roberts Trust UTA Dated 01-23-91
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    567,236
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     234,426
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     567,236
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        811,409
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Wells-Gardner Electronics Corporation ("Wells-Gardner"), which has its principal office at 2701 North Kildare Avenue, Chicago, Illinois 60639.

ITEM 2.  IDENTITY AND BACKGROUND

         The following is a description of each of the persons filing this
Schedule 13D (each a "Reporting Person"). Except as otherwise indicated below, the business address of each Reporting Person and such Reporting Person's employer is 2701 North Kildare Avenue, Chicago, Illinois 60639 and such Reporting Person is a citizen of the United States. During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (a)      Randall S. Wells

         Randall S. Wells is the Vice President, General Manager and a director of Wells-Gardner.

         (b)      Anthony Spier

         Anthony Spier is the President, Chief Executive Officer, and Chairman of the Board of Wells-Gardner.

         (c)      John R. Blouin

         John R. Blouin's business address is 1619 Colonial Parkway, Inverness, Illinois 60067. Mr. Blouin is the President of James Industries, Inc. and a director of Wells-Gardner.

         (d)      James Industries, Inc.

         The address of the principal office of James Industries, Inc. ("James Industries") is 1619 Colonial Parkway, Inverness, Illinois 60067. James Industries, an Illinois corporation, is a sales representative organization serving the electronics and computer industries. The principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of James Industries are set forth in Appendix A.

         (e) James J. Roberts, Jr., individually and as trustee of the James J. Roberts Trust UTA Dated 01-23-91 (the "Trust")

         James J. Roberts, Jr. is the Chief Executive Officer and Treasurer and sole member of the Board of Directors of James Industries and a director of Wells-Gardner. Mr. Roberts's business address is the address of James Industries' principal office as set forth above.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         N/A

ITEM 4.  PURPOSE OF TRANSACTION

         Each of the Reporting Persons acquired the shares of Common Stock beneficially owned by it for investment purposes. The Voting Rights Agreement (as defined below) was entered into by the Reporting Persons for the purpose of pooling their votes for the election of directors for Wells-Gardner.

         The Reporting Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to Wells-Gardner and to take action with respect thereto): (i) the acquisition by any person of additional securities of Wells-Gardner, or the disposition of the securities of Wells-Gardner; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Wells-Gardner or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of Wells-Gardner or any of its subsidiaries; (iv) any change in the present board of directors or management of Wells-Gardner, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as noted below; (v) any material change in Wells-Gardner's business or corporate structure; (vi) any material change in the present capitalization or dividend policy of Wells-Gardner, except as noted below; (vii) any other material change in Wells-Gardner's business or corporate structure; (viii) changes in Wells-Gardner's articles of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Wells-Gardner by any person; (ix) causing a class of securities of Wells-Gardner to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (x) a class of equity securities of Wells-Gardner becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (xi) any action similar to any of those enumerated above. The Wells-Gardner Board of Directors has declared a .05 for 1.00 stock dividend to be distributed on April 22, 1999 to Wells-Gardner Shareholders of record as of April 13, 1999. The Wells-Gardner Shareholders will elect nine directors at the 1999 Annual Meeting of Shareholders on April 27, 1999.

ITEM 5.  INTERESTS IN SECURITIES OF ISSUER

         To the extent that the responses in this Item 5 relate to persons other than the Reporting Persons, such responses are qualified in that they are made to the best knowledge of the Reporting Persons.

         The percentage calculations set forth in this Item 5 are based on 4,293,547 shares of Common Stock outstanding as of March 3, 1999.

         Mr. Wells beneficially owns directly (i) 96,608 shares of Common Stock,
(ii) 34,450 shares of Common Stock that may be acquired within 60 days pursuant to outstanding stock options, and (iii) 4,000 shares of Common Stock through performance-based restricted stock awards that could vest in accordance with their terms. The 135,058 shares of Common Stock beneficially owned by Mr. Wells represent approximately 3.1% of the outstanding Common Stock as of March 3, 1999. Including the 705,054 shares of Common Stock owned by the other Reporting Persons, Mr. Wells may be deemed to beneficially own 19.4% of the outstanding Common Stock as of March 3, 1999.

         Mr. Wells has the sole power to dispose of or to direct the disposition of 96,608 shares of Common Stock. The power to vote or direct the vote of such shares is shared pursuant to the Voting Rights Agreement (as defined below).

         Mr. Spier beneficially owns directly (i) 116,318 shares of Common Stock, (ii) 47,250 shares of Common Stock that may be acquired within 60 days pursuant to outstanding stock options, and (iii) 14,000 shares of Common Stock through performance-based restricted stock awards that could vest in accordance with their terms. The 177,568 shares of Common Stock beneficially owned by Mr. Spier represent approximately 4.1% of the outstanding Common Stock as of March 3, 1999. Including the 685,344 shares of Common Stock owned by the other Reporting Persons, Mr. Spier may be deemed to beneficially own 19.8% of the outstanding Common Stock as of March 3, 1999.

         Mr. Spier has the sole power to dispose of or to direct the disposition of 116,318 shares of Common Stock. The power to vote or direct the vote of such shares is shared pursuant to the Voting Rights Agreement (as defined below).

         Mr. Blouin beneficially owns directly (i) 21,500 shares of Common Stock, including 1,000 shares of Common Stock owned by him in joint tenancy and 1,000 shares issued to each of the Wells-Gardner non-employee directors on March 1, 1999 and (ii) 9,747 shares of Common Stock that may be acquired within 60 days pursuant to outstanding stock options. The 31,247 shares of Common Stock beneficially owned by Mr. Blouin represent less than one percent of the outstanding Common Stock as of March 3, 1999. Including the 780,162 shares of Common Stock owned by the other Reporting Persons, Mr. Blouin may be deemed to beneficially own 18.9% of the outstanding Common Stock as of March 3, 1999.

         Mr. Blouin has the sole power to dispose of or to direct the disposition of 21,500 shares of Common Stock. The power to vote or direct the vote of such shares is shared pursuant to the Voting Rights Agreement (as defined below).

         James Industries does not directly own any shares of Common Stock. Including the 801,662 shares of Common Stock owned by the other Reporting Persons, James Industries may be deemed to beneficially own 18.7% of the outstanding Common Stock as of March 3, 1999.

         James Industries does not have the sole power to dispose of or direct the disposition of any shares of Common Stock.

         Mr. Roberts beneficially owns directly (i) 11,800 shares of Common Stock individually, including 1,000 shares issued to each of the Wells-Gardner non-employee directors on March 1, 1999, (ii) 9,747 shares of Common Stock that may be acquired within 60 days pursuant to outstanding stock options, and (iii) 555,436 shares of Common Stock as trustee of the Trust. The 576,983 shares of Common Stock beneficially owned by Mr. James represent approximately 13.4% of the outstanding Common Stock as of March 3, 1999. Including the 234,426 shares of Common Stock owned by the other Reporting Persons, Mr. Roberts may be deemed to beneficially own 18.9% of the outstanding Common Stock as of March 3, 1999.

         Mr. Roberts has the sole power to dispose of or to direct the disposition of 567,236 shares of Common Stock. The power to vote or direct the vote of such shares is shared pursuant to the Voting Rights Agreement (as defined below).

         Except as noted above, the Reporting Persons have not, and to the best knowledge of James Industries, none of the persons listed in Appendix A hereto has, effected any transactions in shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Beneficial ownership of the shares of Common Stock was acquired pursuant to a Voting Rights Agreement executed by and among each of the Reporting Persons and Wells-Gardner on December 9, 1998 (the "Voting Rights Agreement"), whereby the Reporting Persons agreed to vote their shares of Common Stock at each election of directors for such slate of nominees as the Executive Committee of the Wells-Gardner Board of Directors shall designate, provided that such slate will always include Messrs. Spier, Blouin, Roberts, and Wells or any of them as are willing and able to serve as directors.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1 Written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k).

Exhibit 2 Voting Rights Agreement dated as of the 9th day of December 1998, by and among each of the Reporting Persons and Wells-Gardner.

Signature

         After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   April 6, 1999

RANDALL S. WELLS

/s/ RANDALL S. WELLS


-----------------------------


Signature

         After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   April 1, 1999

ANTHONY SPIER

/s/ ANTHONY SPIER


-----------------------------


Signature

         After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   April 5, 1999

JOHN R. BLOUIN

/s/ JOHN R. BLOUIN


-----------------------------

Signature

         After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 5, 1999

JAMES INDUSTRIES, INC.

/s/ JOHN R. BLOUIN


-----------------------------
Name:    John R. Blouin
Title:   President


Signature

         After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 1, 1999

JAMES J. ROBERTS, JR., INDIVIDUALLY
AND AS TRUSTEE OF
THE JAMES J. ROBERTS, JR.
TRUST UTA DATED 01-23-91

/s/ JAMES J. ROBERTS, JR.


-----------------------------

                                    EXHIBIT 1

                AGREEMENT REGARDING JOINT FILING OF SCHEDULE 13D

         The undersigned agree that the Statement on Schedule 13D to which this Agreement is attached is filed on behalf of each one of them pursuant to Rule 13d-1(k)(1)(iii). This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall together constitute one instrument.

Dated:  April 6, 1999


                                                   RANDALL S. WELLS

                                                   /s/ RANDALL S. WELLS


                                                   -----------------------------



                                                   ANTHONY SPIER

                                                   /s/ ANTHONY SPIER


                                                   -----------------------------



                                                   JOHN R. BLOUIN

                                                   /s/ JOHN R. BLOUIN


                                                   -----------------------------



                                                   JAMES INDUSTRIES, INC.

                                                   /s/ JOHN R. BLOUIN


                                                   -----------------------------
                                                   Name:    John R. Blouin
                                                   Title:   President



                                                   JAMES J. ROBERTS, JR.,
                                                   INDIVIDUALLY AND AS TRUSTEE
                                                   OF THE JAMES J. ROBERTS, JR.
                                                   TRUST UTA DATED 01-23-91

                                                   /s/ JAMES J. ROBERTS, JR.


                                                   -----------------------------

                                    EXHIBIT 2



                             VOTING RIGHTS AGREEMENT


         This AGREEMENT dated as of the 9th day of December, 1998, by and among Randall S. Wells ("Wells"), Anthony Spier ("Spier"), John R. Blouin ("Blouin"), Wells-Gardner Electronics Corporation, an Illinois corporation (the "Company"), James Industries, Inc., an Illinois corporation ("JI"), and James J. Roberts, Jr. individually and as trustee of the James J. Roberts, Trust, UTA Dated 01-23-91 (collectively "Roberts");

         WHEREAS, Roberts and Blouin own beneficially all of the outstanding Capital Stock of JI and Roberts owns beneficially 558,436 of the issued and outstanding Common Shares of the Company (which Common Shares, together with any Common Shares of the Company hereafter acquired by Robert of JI are hereinafter referred to as "Roberts' Common Shares") as follows:


                  Shareholder                        Shares Owned
                  -----------                        ------------

                  James J. Roberts, Jr.                    4,800

                  James J. Roberts, Jr.                  553,636
                    as trustee


         WHEREAS, all of such Roberts' Common Shares are pledged to various pledgees as collateral for loans; and

         WHEREAS, the parties deem it to be in their mutual best interest and in the best interests of all of the Company's shareholders that an agreement be entered into concerning the voting of the parties' Common Shares for directors of the Company; and

         WHEREAS, the Company is entering into a new Sales Representative Agreement (the "Representative Agreement") with JI, Roberts and Blouin concurrently with the execution hereof;

         NOW, THEREFORE, in consideration of the premises, mutual covenants and agreements contained herein, it is hereby agreed as follows:

         1.       Voting For Directors.

                  (a) Until Termination of the Representative Agreement (as hereinafter defined) or December 31, 2003, whichever shall first occur, the parties shall vote (and, if applicable, shall direct all pledgees to vote) their Common Shares of the Company at every election of directors of the Company, for the election of such slate of nominees as the nominating committee of the Board of Directors (or if there is no nominating committee, then such other committee, or the Board of Directors, as the case may be, performing such function) shall designate, provided that such slate shall always include Roberts, Blouin, Wells and Spier (collectively, the "Nominees"), or any of the Nominees as are willing and able to serve as directors of the Company.

                  (b) Upon the resignation, death or incapacity of any of the Nominees, another person shall be designated as set forth below; provided, however, that, if the designated person is not approved by a majority of the Board of Directors, another person shall be designated as set forth below until so approved:

                           (i) Upon the resignation, death or incapacity of Blouin or his successor Nominee, then Roberts or his successor Nominee and the estate or guardian of Blouin or his successor Nominee shall have the right to designate another person as Nominee to replace Blouin or his successor Nominee for purposes of paragraph 1(a) above;

                           (ii) Upon the resignation, death or incapacity of Roberts or his successor Nominee, then Blouin or his successor Nominee and the estate or guardian of Roberts or his successor Nominee shall have the right to designate another person as Nominee to replace Roberts or his successor Nominee for purposes of paragraph 1(a) above;

                           (iii) Upon the resignation, death or incapacity of Wells or his successor Nominee, then Spier or his successor Nominee shall have the right to designate another person as Nominee to replace Wells or his successor Nominee for purposes of paragraph 1(a) above; and

                           (iv) Upon the resignation, death or incapacity of Spier or his successor Nominee, then Wells or his successor Nominee shall have the right to designate another person as Nominee to replace Spier or his successor Nominee for purposes of paragraph 1(a) above.

                  (c) In any election of directors in which the number of nominees exceeds the number of directors to be elected, the parties shall vote (and, if applicable, shall direct all pledgees to vote) their Common Shares hereunder in such a manner as to assure the election of the largest number of Nominees. If, under the circumstances, less than all of the Nominees can be elected, the parties shall vote (and, if applicable, shall direct all pledgees to vote) their Common Shares so that the greatest number of Nominees (or their replacements as set forth in paragraph 1(b) above) can be elected in the following order of priority: Roberts, Spier, Wells, and Blouin.

                  (d) The obligations of the parties under this paragraph 1 shall terminate with respect to any Common Shares of the Company which they may transfer in a bona fide sale or exchange for value.

                  (e) The obligations of the parties under this paragraph 1 shall be suspended during any period when the Common Shares of the Company subject to the terms of this Agreement amount to less than 5% of the then issued and outstanding Common Shares of the Company.

                  (f) The obligations of each of the parties under this Agreement shall also be binding upon any of their transferees, except as otherwise provided herein.

                  2. Death. Within ninety (90) days after the death of each party, the executor or administrator of any party's estate and the successor trustee of any party shall notify the Company of the provisions of his will and the provisions of a trust, if any, governing the distribution of that party's Common Shares. Such executor or administrator and successor trustee and all beneficiaries and heirs, devisees and legatees of such party, shall be bound by the provisions of paragraph 1 hereof.

                  3. Additional Definition. "Termination" of the Representative Agreement shall be deemed to occur if such agreement terminates under paragraph 14 thereof, except that in the event of a termination of the Representative Agreement by the Company under paragraph 14(c) thereof, for purposes of this Agreement, Termination shall be deemed to occur on December 31, 2003, or at the end of any additional period for which the Representative Agreement had then been automatically renewed under paragraph 14(a) thereof.

                  4. Endorsement on Stock Certificates. All certificates representing Roberts' Common Shares shall be endorsed as follows:

                  "The voting of the shares represented hereby are subject to restrictions and agreements contained in an agreement dated as of December 9, 1998 by and among Wells-Gardner Electronics Corporation and certain of its shareholders, a copy of which is on file with the Secretary of Wells-Gardner Electronics Corporation."

                  5. Termination and Amendment. Anything to the contrary notwithstanding, this Agreement shall terminate and have no further effect on the earlier of (a) any act or event which provides for termination elsewhere in this Agreement, or (b) the Termination of the Representative Agreement, or (c) December 31, 2003. This Agreement may be altered, amended or terminated (except as otherwise provided herein) at any time only pursuant to an agreement in writing, executed by or on behalf of the Company, JI and such of the other parties hereto (or their successors under paragraph 1(b)) who are then serving as directors of the Company.

                  6. Entire Agreement. This Agreement constitutes the entire agreement and final understanding of the parties with respect to the subject matter hereof and supersedes and terminates any and all prior voting agreements, prior and/or contemporaneous communications and/or agreements between the parties, whether written or verbal, express or implied, direct or indirect, relating in any way to the subject matter hereof including, but not limited to the Voting Agreement dated April 26, 1994 and the Voting Rights Agreement dated February 29, 1996, each by and between the parties hereto.

                  7. Notices. All notices, offers and acceptances hereunder shall be in writing and shall be deemed to be communicated (except as otherwise provided herein) when delivered in person or deposited in the U.S. mail, postage prepaid, by registered mail, addressed to the party concerned at the address appearing on the Company's records or at such other or additional place as such party may designate by notice given in accordance with the provisions hereof to the other parties.

                  8. Benefit. This Agreement shall be binding as provided herein upon the parties, their heirs, devisees, legatees, beneficiaries, legal representatives, successors and assigns.

                                     * * * *

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

WELLS-GARDNER
ELECTRONICS CORPORATION                     JAMES INDUSTRIES, INC.


By:    /s/  ANTHONY SPIER                   By:    /s/  JAMES J.  ROBERTS, JR.
   --------------------------------            ---------------------------------


/s/  ANTHONY SPIER                             /s/  JAMES J.  ROBERTS, JR.
-----------------------------------            ---------------------------------
ANTHONY SPIER                                  JAMES J. ROBERTS, JR.


   /s/  RANDALL S.  WELLS                      /s/  JAMES J.  ROBERTS, JR.
-----------------------------------            ---------------------------------
RANDALL S. WELLS                               JAMES J. ROBERTS, JR., AS
                                               TRUSTEE OF THE JAMES J.
                                               ROBERTS, JR. TRUST UTA
                                               DATED 01-23-91
  /s/  JOHN R.  BLOUIN
-----------------------------------
JOHN R. BLOUIN

Appendix A

Directors and Executive Officers of James Industries, Inc.

Name and Title; Principal Occupation or Employment

James J. Roberts, Jr.; Sole Director, Chief Executive Officer, and Treasurer John R. Blouin; President
Vincent DiVincenzo; Vice President
Barbara A. Schulz; Secretary

The business address of the director and each of the officers listed above is James Industries, Inc., 1619 Colonial Parkway, Inverness, IL 60629